SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Invitel Holdings A/S
(formerly Hungarian Telephone and Cable Corp.)

(Name of Issuer)

Ordinary Shares, par value €0.01 per share

(Title of Class of Securities)

K49769 100

(CUSIP Number)

David Overby
Straumur-Burdaras Investment Bank hf.
Borgartun 25
Reykjavik K6 IS-105
Telephone: 354 580 9100[Missing Graphic Reference]
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

David Overby
Straumur Investment Bank
Kalkbrænderihavnen - Lautrupsgade 7 - 2100 Copenhagen - Denmark
Telephone: +45 39 13 91 04

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. K49769 100		Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Straumur-Burdaras Investment Bank hf.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D originally filed on July 25, 2008, by Straumur-Burdaras Investment Bank hf  (“Straumur”) for Hungarian Telephone and Cable Corp the predecessor to Invitel Holdings A/S, a public limited company organized under the laws of Denmark (the “Company”), whose principal executive offices are located at Puskás Tivadar u. 8-10, H-2040 Budaörs, Hungary.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Straumur-Burdaras Investment Bank hf., a company organized under the laws of Iceland, also referred to as the “Reporting Person”.

(b) Straumur is a corporation located at Borgartun 25, IS-105 Reykjavik, Iceland.

 (c) Not applicable.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five  years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which has resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Considerations. Not applicable.

Item 4.	Purpose of Transaction.

The purpose of this transaction for Straumur was to dispose of all shares of the issuer owned by Staumur.

Item 5.
Interest in Securities of the Issuer.

(a) Not applicable.

(b) Not applicable.

(c) The following transaction in the class of securities herein reported was effected by the Reporting Person during the past 60 days

Date of Sale                Number of Shares Sold                          Price Per Share

11/27/2009                         1,650,911                                                   $4.50 *

* Pursuant to the Letter Agreement, should the Equity Purchaser or one of its affiliates, prior to the first anniversary of the date of the Letter Agreement, make a tender offer with respect to any Shares, the Equity Purchaser will be required to pay Straumur on the date payment under any such tender offer is due, for each of the Straumur shares, an amount representing the difference between (i) the price offered per share in any such tender offer and (ii) $4.50.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 On November 27, 2009, Straumur and the Hungarian Telecom (Netherlands) Cooperatief U.A.  (the “Equity Purchaser”) entered into a letter agreement in connection with the sale of  all of the Straumur shares to the Equity Purchaser (“Letter Agreement”).

Item 7.	Material to Be Filed as Exhibits.
                    None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2009.

Straumur-Burdaras Investment Bank hf. By: /s/ David Overby Name: David Overby Title: Vice President